Exhibit (a)(1)(e)

FORM OF
PROMISE TO GRANT STOCK OPTION or SAR

[Employee Name]	Employee ID:
[Address]
[Address]
[Address]
[Address]
[Address]

In exchange for your agreement to cancel one or more stock options or stock appreciation rights (“SARs”) (collectively, “New Options”) to purchase shares of AGILENT TECHNOLOGIES, INC. (Agilent) common stock that you received from Agilent, Agilent hereby promises to grant you a NONSTATUTORY stock option or a SAR, as applicable, to purchase shares of Agilent’s common stock granted under the 1999 Stock Plan, as listed below:

[Insert Table of Options that the Employee Elected to Exchange: same format as Web site, which shows number of new options to be granted in exchange for elected options]

You will receive SARs if you are an employee of one of the Agilent subsidiaries in Thailand or Russia at the time of the new grant. We will grant the New Option(s) on December 22, 2003, except in France, where we will grant the New Option(s) on or about January 7, 2004.

The exercise price of each New Option will be 100% of the fair market value of Agilent’s common stock on December 22, 2003, except in Italy and France. In Italy and France, the exercise price may vary due to local requirements we must comply with in order to obtain favorable tax treatment for employees, and also because the grant date in France will likely be different. The exercise price for each New Option granted in Italy and France will be as described in the Offer Documents (defined below).

Except in France, each New Option will have a new 2-year vesting schedule, beginning on the date on which the New Option is granted. Under this vesting schedule, the shares subject to the New Option will vest as follows (subject to your continued employment with Agilent or one of its subsidiaries through each vesting date):

-	50% of the shares subject to the New Option(s) will be vested on December 22, 2004,

-	the final 50% of the shares subject to the New Option(s) will vest on December 22, 2005,

-	In France, all New Options will vest 100% upon the four-year anniversary of the date they are granted, as dictated by the French sub-plan.

Each New Option will be subject to the standard terms and conditions of the 1999 Stock Plan (or the applicable sub-plan under which it is granted) and the appropriate form of stock option agreement thereunder.

Before the grant of the New Option(s) on December 22, 2003, or on or about January 7, 2004 in France, it is possible that Agilent may merge or consolidate with or be acquired by another entity. This Promise to Grant Stock Option (this Promise) is evidence of a binding commitment that Agilent’s successors will be contractually bound to honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on December 22, 2003, or on or about January 7, 2004 in France. However, the type of security and the number of shares covered by the New Option(s) would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such New Option(s) would have an exercise price equal to the fair market value of the acquiror’s stock on the grant date of the New Option, except in Italy and France, where the exercise price may vary as described in the Offer Documents.

In order to receive your New Option(s), you must continue to be employed by Agilent (or one of its subsidiaries) as of December 22, 2003, or on or about January 7, 2004 in France. This Promise does not constitute a guarantee of employment with Agilent or any of its subsidiaries for any period. Unless otherwise provided by the applicable laws of a non-U.S. jurisdiction or your employment contract (if any), your employment with Agilent or its subsidiaries will remain “at will”. If your employment with Agilent or one of its subsidiaries terminates before December 22, 2003, or on or about January 7, 2004 in France, for any reason, you will lose all rights under this Promise to receive a New Option.

This Promise is subject to the terms and conditions of the offer to exchange as set forth in: the offer to exchange dated May 20, 2003, the election agreement and the website pages (collectively, the Offer Documents), all of which are incorporated herein by reference. This Promise and the Offer Documents reflect the entire agreement between you and Agilent with respect to this transaction. This Promise may be amended only in a writing signed by you and an authorized officer of Agilent.

AGILENT TECHNOLOGIES, INC.

By:	Date: June , 2003

Name:

Title:

FORM OF
NO ELECTION CONFIRMATION MESSAGE

[Employee Name]	Employee ID:
[Address]
[Address]
[Address]
[Address]
[Address]

Our records show that you did not make an election to exchange any of your eligible options in the Agilent Technologies, Inc. Stock Option Exchange Program.

The offer was launched May 20, 2003 and remained open until 5 p.m. Pacific Time on June 18, 2003.

Because you did not make an election during the offer period, your option grants were not altered by the Stock Option Exchange Program. If you have questions regarding this information or the Agilent Technologies, Inc. Stock Option Exchange Program in general please contact Shareholder Records via Agilent e-mail at “options, stock” or by calling (650) 752-5522.

Sincerely,

Agilent Technologies, Inc.